FORM 6-K
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                      Report Of Foreign Private Issuer



                     Pursuant to Rule 13a-16 or 15d-16
                   of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 333-7484

                         INNOVA, S. de R.L. de C.V.
         ---------------------------------------------------------
              (Translation of registrant's name into English)

    Insurgentes Sur 694 Piso 8, Col. Del Valle 03100 Mexico, D.F. Mexico
------------------------------------------------------------------------------
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F   X                                Form 40-F
                  -----                                        -----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                          No   X
             -----                                       -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     INNOVA, S. de R.L. de C.V.
                                     -----------------------------------
                                                 (Registrant)


Date:  October 23, 2003              By       /s/ Carlos Ferreiro Rivas
                                        --------------------------------
                                     Name:   Carlos Ferreiro Rivas
                                     Title:  Chief Financial Officer

[LOGO - SKY]

FOR IMMEDIATE RELEASE
---------------------

                        INNOVA, S. de R. L. de C.V.
                    REPORTS THIRD QUARTER 2003 RESULTS

                    - SUBSCRIBER BASE GROWS TO 826,100 -
                      - NET REVENUES INCREASED 5.3% -
                 - EBITDA INCREASED 10.8% TO PS. 293.6 MM -
               - INNOVA SUCCESSFULLY ISSUED US$300 MM 10 YEAR
               SENIOR NOTES TO PARTIALLY REFINANCE ITS DEBT -
           - US$391 MM OF SHAREHOLDER LOANS AND ACCRUED INTEREST
                            WERE CAPITALIZED -
           - THE COMPANY WAS UPGRADED BY BOTH RATING AGENCIES -

------------------------------------------------------------------------------

o The number of gross active SUBSCRIBERS increased 12.7% to 826,100 from 732,700 in the third quarter of 2002.

o REVENUES in the third quarter increased 5.3% as compared to the same period of 2002.

o EBITDA for the third quarter of 2003 increased 10.8% to Ps. 293.6 million from Ps. 265.0 million for the same period of 2002.

o The Company successfully issued US$300.0 MILLION 10 YEAR SENIOR NOTES AT 9.375% generating US$9.3 million annual cash interest expense savings.

o    SHAREHOLDER  LOANS  of  approximately   US$310  million  plus  accrued
     interest of approximately US$81 million were capitalized.

o    Standard   &  Poor's   and   Moody's   upgraded   Innova   from  B-/B3
     (STABLE/STABLE) to B+/B2 (POSITIVE/STABLE).

------------------------------------------------------------------------------

Mexico City, October 21, 2003. INNOVA, S. DE R.L. de C.V., the provider of direct-to-home (DTH) satellite television services under the SKY brand name and the pay-TV market leader in Mexico as measured by the number of subscribers, announced its unaudited consolidated results for the third quarter ended September 30, 2003. The attached results have been prepared in accordance with Mexican GAAP in constant Mexican pesos in purchasing power as of September 30, 2003.

SUBSCRIBER BASE          The number of gross active  subscribers  increased
---------------          to   826,100,    including    46,850    commercial
                         subscribers,   as  of  September  30,  2003;  this
                         represents   a  12.7%   increase   from   732,700,
                         including  33,700  commercial  subscribers  as  of
                         September    30,   2002;   or   an   increase   of
                         approximately 93,400 gross active subscribers.

                         We believe the increase in the subscriber base was primarily due to the sustained growth in customer activations in response to the high quality and variety of our programming content, exclusive events and our aggressive marketing campaigns.

                         The increase in subscriber base was partially offset by subscriber cancellations during this quarter, primarily due to the continuing weakness in the Mexican economy. Nevertheless, we continue to experience a decline in the rate of subscriber cancellations as compared to the previous year.

PROGRAMMING CONTENT      During the third quarter of 2003, Sky continued to
-------------------      enhance  its  programming  content,  by adding the
                         following offerings:

                       o Big  Brother  VIP2,  a 57-day  live  reality  show
                         broadcast on a pay-TV exclusive basis, 24 hours a day, with fourteen well-known media, sports and entertainment participants;

                       o The pay TV-exclusive broadcast of the US Open 2003
                         Tennis Tournament;

                       o The pay TV-exclusive  broadcast of certain matches
                         of the Mexican 2003 Opening Soccer Tournament;

                       o The  pay  TV-exclusive   transmission  of  certain
                         matches of the Mexican Baseball league; and

                       o LPGA, US PGA and US Senior PGA Golf Tournaments.

PRICE AND PROMOTIONS     Innova's  current  installation  fee is Ps. 1,099.
--------------------     However,  residential subscribers who agree to pay
                         the monthly programming fee via automatic charge to a credit card, pay only Ps. 99.

                         We continue to improve our subscriber base quality, by among other things, encouraging new and current subscribers to pay their monthly programming services through automatic charge to a credit card.

DEBT REFINANCING         On  September  19, 2003 we  successfully  closed a
----------------         US$300.0  million  10-year  Senior Notes  offering
                         with a coupon rate of 9.375%.  The net proceeds of
                         the  offering  were used to redeem on October  20,
                         2003  US$287.0  million  in  aggregate   principal
                         amount of our 12 7/8% senior notes due 2007, and to pay a redemption premium, taxes, fees and expenses related to the transaction.

                         This transaction improves Innova's debt profile and benefits the Company in primarily two ways:

                            o US$9.3  million gross cash  interest  expense
                              savings per year by the fact that the interest rate of the new bond is lower in 350 bps, and

                            o Extends the  maturity of the  majority of our
                              debt.

                         The new debt profile of Innova includes US$88.0 million of the 12 7/8% Senior Notes due 2007 and US$300.0 million of the 9.375% Senior Notes due 2013.

SHAREHOLDER LOANS
CAPITALIZATION           Effective  as of  September  9,  2003,  our owners
--------------           capitalized all loans made by them or any of their
                         affiliates  to us.  The  amount  of the  loans and
                         accrued  interest  capitalized  as of September 9,
                         2003  was   approximately   Ps.  4.3  billion  (or
                         US$390.9 million); including approximately Ps. 3.4
                         billion (or US$309.9 million) of principal and Ps.
                         0.9  billion  (or  US$81.0   million)  of  accrued
                         interest.

                         After  giving  effect to the  capitalization,  our
                         shareholders Televisa, News Corporation and Liberty Media continue to indirectly own 60%, 30% and 10% of Innova's outstanding membership interests, respectively.

                         From the Company's inception through September 30, 2003 and considering the capitalization explained above, our shareholders have contributed a total of US$539.9 million to Innova in equity. This includes initial equity of US$149.0 million, loans capitalized of US$309.9 and accrued interest of US$81.0 million.

RATINGS AGENCIES         On  September 4, 2003  Standard & Poor's  upgraded
----------------         Innova's foreign currency corporate credit ratings
                         from  B-/Stable to  B+/Positive.  On September 25,
                         2003  Moody's   upgraded   Innova's  ratings  from
                         B3/Stable to  B2/Stable.  We believe these ratings
                         upgrades  are   primarily  due  to  our  improving
                         operational and financial performance and our strong shareholder sponsorship.

FINANCIAL REVIEW
----------------

                            FINANCIAL HIGHLIGHTS
          THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
            STATEMENTS PREPARED UNDER MEXICAN GAAP (UNAUDITED)
        MILLION OF CONSTANT MEXICAN PESOS AS OF SEPTEMBER 30, 2003

                              THREE MONTHS ENDED SEPTEMBER 30,
                      -----------------------------------------------
                         2003 % Margin     2002   % Margin   VAR      %

 Net Revenues            932     100       885       100      47      5
 Cost of Sales           281      30       257        29      24      9
                       -----             -----             -----
 Gross Profit            651      70       628        71      23      4

    Selling              199      21       189        21      10      5
    Operations           130      14       137        15      (7)    (5)
    Administrative        28       3        37         4      (9)   (24)
                       -----             -----             -----
 Total Expenses          357      38       363        41      (6)    (2)
                       -----             -----             -----
 EBITDA(1)               294      32       265        30      29     11

 EBIT(2)                  92      10        45         5      47    104


                               NINE MONTHS ENDED SEPTEMBER 30,
                      -----------------------------------------------
                         2003 % Margin     2002   % Margin   VAR      %

 Net Revenues          2,775     100     2,660       100     115      4
 Cost of Sales           857      31       817        31      40      5
                       -----             -----             -----
 Gross Profit          1,918      69     1,843        69      75      4

    Selling              633      23       653        25     (20)    (3)
    Operations           342      12       387        15     (45)   (12)
   Administratite         86       3        96         4     (10)   (10)
                       -----             -----             -----
 Total Expenses        1,061      38     1,136        43     (75)    (7)
                       -----             -----             -----
 EBITDA(1)               857      31       707        27     150     21
 EBIT(2)                 257       9       (11)       (0)    268    n/a


(1)  EBITDA  is  defined  as  operating  income  before   depreciation  and
     amortization.

(2) EBIT is defined as operating income before integral cost of financing and taxes.



NET REVENUES             Net  revenues of Ps.  931.8  million for the three
                         months ended September 30, 2003,  increased by Ps.
                         47.1 million or 5.3% as compared to the same period of the prior year, mainly due to the growth of our subscriber base.

                         Net revenues of Ps. 2,775.0 million for the nine months ended September 30, 2003, increased by Ps.
                         115.2 million or 4.3% as compared to the prior year, mainly due to the sustained growth of our subscriber base.

COST OF SERVICES
AND SALES                Cost of services  and sales  increased by Ps. 23.9
                         million or 9.3% to Ps. 280.7 million for the three
                         months ended September 30, 2003 as compared to the
                         same  period  of the  prior  year;  mainly  due to
                         higher   costs   directly   resulting   from   the
                         devaluation of the peso against the US dollar, as compared to the prior year.

                         Cost of services and sales increased by Ps. 40.6 million or 5.0% to Ps. 857.2 million for the nine months ended September 30, 2003, as compared to the prior year. This increase was due to higher subscriber activations and related costs, as well as higher costs directly resulting from the devaluation of the peso against the US dollar, as compared to the prior year.

OPERATING EXPENSES       Total  expenses of Ps. 357.5 million for the three
                         months ended September 30, 2003,  decreased by Ps.
                         5.4 million or 1.5% as compared to the same period
                         of the prior  year,  mainly  due to lower  cost of
                         reactivation  and recovery of IRDs,  headcount and
                         administrative  expenses, but which were partially
                         offset  by   higher   marketing   and   promotions
                         expenses.

                         Total expenses of Ps. 1,060.7 million for the nine months ended September 30, 2003, decreased by Ps.
                         75.0 million or 6.6%, as compared to the prior year, this result was mainly due to lower cost of free special events, headcount and administrative expenses.

EBITDA EBITDA of Ps. 293.6 million for the three months ended September 30, 2003, improved by Ps. 28.6 million or 10.8%, as compared to the same period of 2002, mainly due to higher revenues and lower operating expenses, which were partially offset by higher cost of services and sales, as described above.

                         As a result, EBITDA margin increased from 30.0% to 31.5% as compared to the third quarter of 2002.

                         EBITDA of Ps. 857.1 million for the nine months ended September 30, 2003, improved by Ps. 149.7 million or 21.2%, as compared to the prior year due to higher revenues and lower operating expenses, which were partially offset by higher cost of services and sales, as explained above.

                         As a result, EBITDA margin increased from 26.6% in 2002, to 30.9% in 2003.

EBIT
OPERATING INCOME         EBIT improved by Ps. 47.5 million or 106.7% to Ps.
                         92.0 million in the three  months ended  September
                         30, 2003, as compared to Ps. 44.5 million during the same period of 2002. As a result, EBIT margin increased to 9.9% in the third quarter of 2003 from 5.0% in the third quarter of 2002.

                         EBIT improved by Ps. 268.0 million to Ps. 256.7 million in the nine months ended September 30, 2003, as compared to a negative Ps. (11.3) million for the same period in the prior year.

NET LOSS Innova reported a net loss of Ps. (385.6) million for the three months ended September 30, 2003, as compared to a net loss of Ps. (340.7) million in the same period of 2002. This result was primarily due to the foreign exchange loss of Ps. (483.1) million in this third quarter of 2003 as compared to a foreign exchange loss of Ps. (250.6) million during the third quarter of 2002.

                         Innova reported a net loss of Ps. (594.1) million for the nine months ended September 30, 2003, as compared to a net loss of Ps. (1,456.6) million for the same period in the prior year.

                         The Company's foreign exchange loss in the first nine months of 2003 was primarily due to the lower depreciation of the Mexican peso versus the U.S. dollar of approximately 5.2% from December 31, 2002 to September 30, 2003 versus a depreciation of the Mexican peso versus the U.S. dollar of approximately 11.4% from December 31, 2001 to September 30, 2002.

                         Additional devaluations of the peso will likely affect our liquidity and results of operations, considering our substantial U.S. dollar-denominated indebtedness, operating costs and expenses, while our revenues are primarily peso-denominated. Any decrease in the value of the peso against the U.S. dollar could cause us to incur foreign exchange losses, which would reduce our net income.

FUNDING FROM
SHAREHOLDERS             Innova did not require additional funding from its
                         shareholders  during  the third  quarter  of 2003.
                         This was  mainly  due to  positive  cash flow from
                         operations   and  the  current   balance  of  cash
                         resources available. The Company has not required shareholder funding for six straight quarters and does not expect to require shareholder funding in the fourth quarter of 2003.

INNOVA, S. DE R.L. DE C. V., is a joint venture indirectly owned by Grupo Televisa, S.A., a Mexican corporation ("Televisa"), The News Corporation Limited, an Australia corporation ("News Corporation"), and Liberty Media International Inc., a Delaware corporation ("Liberty Media"), (formerly known as Tele-Communications International, Inc.). For more information, please visit www.sky.com.mx.

GRUPO TELEVISA S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States. For more information, please visit www.televisa.com.

NEWS CORPORATION, is a diversified international media and entertainment company with operations in seven industry segments: filmed entertainment; television; cable network programming, magazines and inserts; newspapers; book publishing, and other. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Australia, Asia and the Pacific Basin. For more information, please visit www.newscorp.com.

LIBERTY MEDIA INTERNATIONAL, owns and operates broadband cable television and telephony distribution networks and is a provider of diversified programming services in Europe, Latin America and Asia. For more information, please visit www.libertymedia.com.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Risk Factors" in the Company's Annual Report on Form 20-F, which among others, could cause actual results to differ materially from those contained in any oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Contact:

CARLOS FERREIRO
Chief Financial Officer
Innova, S. de R.L. de C.V.
Insurgentes Sur No.694
Col. del Valle
Mexico City, 03100
(5255) 5448-4131
cferreiro@sky.com.mx


                             INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
                              CONSOLIDATED INCOME STATEMENTS (UNAUDITED)
                  FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
                             STATEMENTS PREPARED UNDER MEXICAN GAAP
              (THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF SEPTEMBER 30, 2003)


                                     THREE MONTHS ENDED SEPTEMBER 30,   NINE MONTHS ENDED SEPTEMBER 30,
                                         2003             2002               2003              2002
                                     ------------     ------------       ------------     --------------
 NET REVENUES                     PS.    931,850   PS.    884,752     PS.  2,775,005   PS.   2,659,798

 COST OF SERVICES AND SALES              280,749          256,852            857,163           816,607
                                     ------------     ------------       ------------     --------------

 GROSS PROFIT                            651,101          627,900          1,917,842         1,843,191
                                     ------------     ------------       ------------     --------------
 OPERATING EXPENSES:
 Selling                                 199,150          188,996            633,009           653,189
 Operations                              130,109          137,316            342,426           387,232
 Administrative                           28,264           36,586             85,282            95,347
                                     ------------     ------------       ------------     --------------
                                         357,523          362,898          1,060,717         1,135,768
                                     ------------     ------------       ------------     --------------

 EBITDA                                  293,578          265,002            857,125           707,423

 DEPRECIATION AND AMORTIZATION           201,607          220,509            600,464           718,714
                                     ------------     ------------       ------------     --------------
 OPERATING INCOME (LOSS) -EBIT            91,971           44,493            256,661           (11,291)
                                     ------------     ------------       ------------     --------------
 INTEGRAL COST OF FINANCING:
 Interest expense                        231,394          262,138            759,090           745,527
 Interest income                          (2,577)          (3,852)           (12,733)           (8,534)
 Foreign exchange loss - net             483,100          250,664            469,828           979,955
 Gain from monetary position            (103,976)        (152,630)          (211,186)         (355,376)
                                     ------------     ------------       ------------     --------------
                                         607,941          356,320          1,004,999          1,361,572
                                     ------------     ------------       ------------     --------------
 Special Items & other expense - net     (40,423)           7,572            (36,406)            28,661
                                     ------------     ------------       ------------     --------------

 LOSS BEFORE TAXES                      (475,547)        (319,399)          (711,932)        (1,401,524)

 Income and assets taxes
 (benefit) provision                     (89,187)          21,324           (117,065)            55,057
 Minority interest                          (780)             -                 (780)               -
                                     ------------     ------------       ------------     --------------
 NET LOSS                         PS.   (385,580)  PS.   (340,723)    PS.   (594,087)  PS.   (1,456,581)
                                     ------------     ------------       ------------     --------------



                                INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
                  CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2003 AND 2002 (UNAUDITED)
                                  STATEMENTS PREPARED UNDER MEXICAN GAAP
                  (THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF SEPTEMBER 30, 2003)


                                                                                2003                 2002
                                                                           -------------        ------------
 ASSETS
 Cash and cash equivalents                                              Ps.   3,698,488      Ps.    176,290
 Trade accounts receivable                                                      127,294             420,961
 Value added tax credit                                                           1,860              33,026
 Spare parts                                                                     12,669               8,284
 Prepaid expenses and other                                                      65,199              90,173
                                                                           -------------        ------------
 TOTAL CURRENT ASSETS                                                         3,905,510             728,734

 PROPERTY AND EQUIPMENT - NET                                                 1,372,415           1,693,679

 PAS -9 SATELLITE-NET                                                         1,255,667           1,284,208

 OTHER NON-CURRENT ASSETS - NET                                                 114,299             123,513
                                                                           -------------        ------------

 TOTAL ASSETS                                                           Ps.   6,647,891      Ps.  3,830,134
                                                                           =============        ============
 LIABILITIES

 Senior Exchange Notes due 2007 (call - Oct 20th, 2003)                 Ps.   3,159,296      Ps.          -
 Trade accounts payable and accruals                                            406,337             381,094
 PanAmSat Pas-9                                                                  60,533              48,332
 Due to affiliated companies and other related parties                          435,609             312,508
 Accrued interest                                                                 9,460             253,565
 Accrued taxes                                                                   67,807             156,473
 Deferred income - Pre-billed and pre-collected services                        135,897             112,057
                                                                           -------------        ------------
 TOTAL CURRENT LIABILITIES                                                    4,274,939           1,264,029
                                                                           -------------        ------------

 Senior Exchange Notes due 2013                                               3,302,400                   -
 Senior Exchange Notes due 2007                                                 968,704           3,988,635
 Long-term loans from Stockholders                                                    -           3,296,208
 Long-term interest on Stockholders loans                                             -             617,004
 Seniority premiums                                                               1,653                 789
 PanAmSat Pas-9                                                               1,393,964           1,405,159
                                                                           -------------        ------------
 TOTAL NON-CURRENT LIABILITIES                                                5,666,721           9,307,795
                                                                           -------------        ------------
 TOTAL LIABILITIES                                                            9,941,660          10,571,824

 STOCKHOLDERS' DEFICIT
 Capital stock                                                                6,224,421           1,956,242
 Accumulated loss                                                            (8,985,478)         (7,177,442)
 Loss for the nine-month period                                                (594,087)         (1,456,581)
 Excess from restatement-Inflationary effects on Balance Sheet                   61,375             (63,909)
                                                                           -------------        ------------
 TOTAL STOCKHOLDERS' DEFICIT                                                 (3,293,769)         (6,741,690)
                                                                           -------------        ------------

 TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                            Ps.   6,647,891      Ps.  3,830,134
